AMERICAN GOLDFIELDS, INC.
3481 SUNSET ROAD, SUITE 100
LAS VEGAS, NV 89120

July 01, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop #3720
Washington, D.C. 20549

Re:           American Goldfields Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed May 1, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Filed September 11, 2009
File No. 000-49996

Dear Mr. White:

We have received your comments to our Form 10-K for the year ended January 31, 2009 and Form 10-Q for the fiscal quarter ended July 31, 2009.  We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings.  We supplementally respond to your comments as follows:

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 2 – Significant Accounting Policies, page 45
Mineral Claim Payments and Exploration Expenditures, page 46

1.
We note in your response to prior comments 1 and 2 that the mineral claims you acquired on your unproven mineral properties allow you to explore such properties for the purpose of determining whether there are any commercially exploitable deposits of gold and silver.  As such, your mineral rights appear to be within the scope of EITF 04-2, which defines mineral rights as a “legal right to explore, extract, and retain at least a portion of the benefits from the mineral deposits.”  [Emphasis added.].  Accordingly, you should capitalize acquisition costs of unproven mineral claims and report the corresponding cash expenditures as an investing activity in your statement of cash flows.  Additionally, we remind you that your capitalized unproven mineral claims acquired are then subject to subsequent impairment testing, in accordance with the guidance in ASC 360-10-05 and EITF 04-3.

Response:
EITF 04-2, defines mineral rights as a “legal right is to explore, extract, and retrain at least a portion of the benefits from the mineral deposits.”   [Emphasis added.].  The word “and”, as opposed to “or” in the definition suggests that all three elements are needed to meet the definition of a mineral right, not just “explore.”  We do not meet all three of these elements until we have satisfied the terms of the option agreement and we believe, therefore, that we are not within the scope of EITF 04-2.

Controls and Procedures, page 60
Evaluation of Disclosure Controls and Procedures, page 60

2.
We read your response to prior comment 3, but are unable to concur with your proposed resolution.  Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers (even if they are the same individual) regarding the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act.  Please not that the requirements of Item 307 of Regulation S-K to address your disclosure controls and procedures differs from the requirements of Item 308T(a)(3) of Regulation S-K which addresses your internal controls over financial reporting.  Please amend your filing to fully comply with the requirements of Item 307 of Regulation S-K.

Response:	We have made these changes in our most recent filing and will continue to do so in future filings.

Sincerely,

American Goldfields, Inc.

By: /s/ Richard Kern
Richard Kern
President, CEO, COO, Secretary, Treasurer and Director
(Principal Executive, Financial and Accounting Officer)